FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibit:

Exhibit Number	Description of Exhibit

1.	Letter dated May 11, 2011, captioned “Singapore’s Economic Development Board Grants Official International Headquarter Status to Tata Communications in Singapore”.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibit), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 30, 2010, as amended on November 09, 2010. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By	: /s/ Sanjay Baweja

	Name	: Sanjay Baweja
May 11, 2011	Title	: Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14527

11 May 2011

Sir,

Sub: Press Release - Singapore’s Economic Development Board Grants Official International Headquarter Status to Tata Communications in Singapore.

Please find attached herewith a copy of the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

Satish Ranade

Company Secretary &

Chief Legal Officer

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41
2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.
3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.
4)	The Bank of New York. Fax No.2204 49 42.
5)	Sharepro Services. Fax No. 2837 5646
6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016
7)	Central Depository Services (India) Limited. Fax : 2267 3199.
8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com

Media Contacts:
Janice Goveas Tata Communications +91 92233 94575 Janice.goveas@tatacommunications.com	Joy Tang Hill & Knowlton +65 9127 2848 joy.tang@hillandknowlton.com.sg

Singapore’s Economic Development Board Grants Official International

Headquarter Status to Tata Communications in Singapore

Tata Communications heightens its emphasis on Singapore with a planned 60% increase in staff and a local investment of close to SGD $440 million over the next four years

Singapore, May 11, 2011 – Tata Communications, a leading provider of a new world of communications, today announces its official International Headquarter Status appointment, in Singapore, by the Singapore Economic Development Board (EDB). The company made the announcement at a formal ceremony attended by Mr. S. Iswaran, Senior Minister of State for Trade & Industry and senior officials from Singapore’s Economic Development Board.

At the event, Tata Communications announced plans to increase its local Singapore workforce by 60% over the next four years. This includes the addition of 40 new staff to Tata Communications’ global managed services control tower, as well as additional staff into its next generation services development centre. Tata Communications will also invest approximately SGD $110 million per year over the next four years. The planned investments reinforce the organisation’s continued focus on innovation and support of both its customers and the Singapore market.

“The official accreditation of International Headquarter Status by the Singapore government has come on the back of our long-term commitment and continued investment in the region. We are very proud of the recognition that EDB has given us,” said Vinod Kumar, Managing Director and CEO, Tata Communications, part of the US$67.4 billion Tata Group.

“We’ve chosen to base our international headquarters in Singapore because it is truly a global city. Strong trade and investment has made it the most competitive Asian country today with a vibrant economy which has led to its growing business-hub status on the world map. We’re here for the long term with strategically planned business investments that will benefit Singapore and its citizens. One of the many benefits of placing our international headquarters in Singapore is the access to its world-class technical and business expertise. We want to play a continued role in encouraging global innovation by employing the best local talent available, at all levels of the business,” concluded Kumar.

Mr. S. Iswaran, Senior Minister of State for Trade & Industry said at the event, “I would like to congratulate the management and staff of Tata Communications for their vision in choosing Singapore to drive the next phase of your growth. We warmly welcome your expansion here as it underpins the tremendous growth opportunities that Asia has to offer.”

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Tata Communications’ Singapore headquarters has played a pivotal role for the APAC region since 2004, acting as a springboard to other global markets and a co-ordination point for the company’s business and operational activities in the region.

The company has invested considerably in Singapore over the last few years, helping to not only support local job creation but also to boost the attractiveness of Singapore as a business destination for global businesses. The company invested in a US$180 million state-of-the-art Singapore-based data centre, TCX, in 2010. The data centre is expected to attract an increasing number of companies routing and hosting their data in Singapore. The first public Telepresence room in the region was launched in Singapore in conjunction with the Rendezvous Hotel Group in 2010 and earlier this year, Singapore was chosen as the market to launch Tata Communications’ international cloud offering – InstaCompute.

Ends…

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in operators in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited) and Nepal (United Telecom Limited).

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL)

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, updates or alters its forward-looking statements.

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